Near-Field Dynamics, Inc.
(a Delaware corporation)

Form C

Initial Offering Statement Pursuant to Regulation Crowdfunding

Disclosures Required by 17 CFR §227.201

Dated: May 15, 2025

Table of Contents

Purpose of This Form

Near-Field Dynamics, Inc. (the "Company") is raising capital under Regulation Crowdfunding to fund the development, commercialization, and early deployment of its near-field wireless power technology. This Form C includes the disclosures required by 17 CFR §227.201 and follows the structure and format of previous successful filings on the Invown portal.

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§227.201(a) – Basic Information

- **Name**: Near-Field Dynamics, Inc.

- **State of Incorporation**: Delaware

- **Date Formed**: July 12, 2024

- **Entity Type**: C-Corporation

- **Address**: 13969 Yosemite Ct, Savage, MN 55378

- **Website**: www.nfdynamics.com

- **Will use SPV?** No

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§227.201(b) – Directors and Officers

Jeff Fuller

    Title: CEO

    Joined: July 2024

    Previous Experience: Senior roles at Medtronic; led product innovation and growth initiatives.

Chris Fuller

    Title: CTO

    Joined: July 2024

    Previous Experience: R&D at GPR and Honeywell; 15 issued patents, six in wireless energy technologies.

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§227.201(c) – Owners of 20% or More Voting Power

Jeff Fuller: 4,000,000 common shares – 50% voting power

Chris Fuller: 4,000,000 common shares – 50% voting power

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§227.201(d) – Business and Business Plan

Near-Field Dynamics, Inc. is an electrical engineering company pioneering a proprietary system for the wireless transmission of electricity across distance. The Company's core technology enables devices to receive power without cords or contact-based charging stations, creating new possibilities in industrial automation, robotics, consumer electronics, and healthcare equipment.

The Company is actively developing prototypes, pursuing additional patent protection, and initiating early discussions with strategic partners across targeted industries. Its current business plan focuses on three stages:

1. **Technology Refinement and Demonstration:** Finalizing a functional prototype to showcase wireless power transmission over meaningful distances with safe, regulated output.

2. **Partnerships and Licensing:** Partnering with OEMs and industry integrators to license the technology or co-develop end products.

3. **Vertical Entry and Monetization:** Direct entry into key markets such as smart manufacturing and medical devices through white-labeled or co-branded products.

The Company's technology is protected by U.S. patents, with additional filings underway to secure international rights. Its founding team brings deep experience in electrical engineering, startup growth, and intellectual property development.

The Company's Placement Memorandum (PM), found in **Exhibit B**, contains a full business plan, including competitive analysis, revenue model, go-to-market strategy, management bios, and projected financial performance. Interested investors should review the PM in full for additional details on strategy, risks, and forward-looking statements.

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§227.201(e) – Number of Employees

Current: 2 part-time

Post-Raise (expected): 2 full-time employees (engineering and marketing support)

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§227.201(f) – Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment. Please see **Exhibit A** for a more expansive list of potential risks associated with an investment in the Company.

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§227.201(g–h) – Target Offering and Oversubscriptions

Target Offering: $100,000

Maximum Offering: $500,000

Price per Share: $0.625

Shares Offered: 160,000 (target), 800,000 (max)

Oversubscriptions: Accepted, first-come, first-served

Deadline: December 1, 2025

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§227.201(i) – Use of Proceeds

Use	$100k Raise	$500k Raise
Offering Expenses	$20,000	$50,000
Consultants & Invown Fees	$15,000	$40,000

Materials & Components	$45,100	$121,000
Tools & Equipment	$19,900	$93,400
Labor & Marketing	$0	$195,600
Total	$100,000	$500,000

§227.201(j) – Investment Process

Investors can review the Form C on www.invown.com and invest in increments of $1000. Investment agreements and payment will be processed through the Invown portal.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on the date two business days before the next scheduled interim closing.

To cancel your investment, log onto your account at invown.com, go to your dashboard and click on the "Cancel" button next to your investment. If you need assistance, send an email to info@invown.com, including your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on Invown's platform.

§227.201(k) – Material Changes

Material changes will be communicated through Invown and require reconfirmation within 5 business days. Failure to reconfirm will result in cancelled commitments.

NOTE TO INVESTORS: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then Invown will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest within five business days, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering securities in the form of Common Stock at a price of **$0.625 per share**.

The offering price was determined by the Company's Board of Directors based on several factors, including:

- The Company's current stage of development and pre-revenue status;

- Recent issuance of SAFE notes to a strategic supporter;

- Independent review of peer benchmarks in the wireless power and clean tech sectors;

- The existence of intellectual property filings and early functional prototypes;

- Anticipated capital needs to achieve key technical and commercialization milestones.

The price does not reflect a third-party valuation or appraisal. Instead, it is an internal determination based on the Company's reasonable belief that $0.625 per share fairly reflects the risk-adjusted opportunity for early investors given the Company's progress and addressable market.

The price remains fixed for all investors in this Regulation Crowdfunding offering.

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§227.201(m) – Terms of the Securities

Overview

Near-Field Dynamics, Inc. is offering securities in the form of Common Stock. When you purchase shares of Common Stock, you become an equity owner of the Company, a Delaware C-Corporation. Your ownership is governed by the Company's Certificate of Incorporation, Bylaws, and applicable shareholder agreements, all of which are included in this offering as **Exhibit B**.

Your Right to Distributions

If Near-Field Dynamics generates profits and declares dividends, holders of Common Stock will be eligible to receive distributions on a pro rata basis. However, the Company is in an early development stage and does not anticipate declaring dividends in the near term.

Distributions, if made, will be allocated as follows:

- First, to any outstanding preferred securities (if issued in the future), according to their priority.

- Second, pro rata among all holders of Common Stock.

As an investor in this offering, you are not guaranteed any distributions, and this investment should be considered high risk and illiquid.

Source of Distributions

Any potential distributions will come from:

- Revenue generated by licensing the Company's wireless power technology,

- Profits from direct product sales or strategic joint ventures,

- Exit events such as acquisition or public offering.

Voting Rights

Each share of Common Stock entitles the holder to one vote on matters presented to shareholders, including the election of directors and other corporate actions requiring shareholder approval.

Other Classes of Securities

As of the date of this offering, the Company has authorized only one class of equity — Common Stock. A single SAFE (Simple Agreement for Future Equity) in the amount of $70,000 has been issued to a strategic investor. This SAFE will convert into equity under defined triggering events but currently holds no voting rights.

Limits on Transfer

In accordance with Regulation Crowdfunding:

- You may not transfer your shares for a period of one year from the date of purchase, except:

    o To the issuer;

    o To an accredited investor;

    o To a member of your family or a trust controlled by or for your benefit;

    o As part of a registered public offering.

There is no public market for the Company's securities, and you should be prepared to hold this investment indefinitely.

Modification of Securities

The rights and preferences of the Common Stock may be modified only by amendment to the Company's governing documents and, where required, with the approval of a majority of the outstanding shares, subject to Delaware corporate law.

Obligation to Contribute Capital

Once your investment is paid for, you will have no further capital obligations. You are not personally liable for any debts or obligations of the Company. However, under limited circumstances (e.g., unlawful distributions), a court may require return of funds distributed improperly.

Preemptive Rights

You will not have preemptive rights — that is, the right to purchase additional shares before they are offered to others in future financings.

Who Controls the Company

Near-Field Dynamics, Inc. is controlled by its two founders and principal shareholders, **Jeff Fuller (CEO)** and **Chris Fuller (CTO)**. Together, they exercise full voting control over the Company.

How the Exercise of Rights by Controlling Persons Could Affect You

Because the founders control all voting power, they may take actions that materially affect your investment, including:

- Making strategic or financial decisions that prove unsuccessful or detrimental to the Company.

- Devoting insufficient time or resources to the Company's operations due to other obligations or priorities.

- Authorizing the issuance of new securities that dilute your ownership or have superior rights and preferences.

- Entering into transactions with related parties or "insiders" that you believe are unfair or not conducted at arm's length.

- Setting their own compensation or benefits at levels you may view as excessive.

- Hiring friends or family members without independent oversight or objective performance evaluation.

Risks Associated with Minority Ownership

As a minority investor in a privately held startup, you should be aware of the following risks:

- The controlling persons may make poor business decisions that negatively impact the Company's value or your investment.

- The departure, disability, or death of a key founder could destabilize operations or leave the Company in limbo.

- Your interests as an investor may not be fully aligned with the interests of the controlling founders.

- Your investment is highly illiquid; there is no market for resale, and you may be "stuck" holding the shares indefinitely.

- You will have no practical ability to influence Company decisions, even if those decisions significantly affect your rights or returns.

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§227.201(n–o) – Funding Portal and Compensation

- **Portal**: Invown Funding Portal LLC

- **SEC File Number**: 007-00329

- **CIK**: 0001886151

- **CRD**: 312976

- **Compensation**: 2% of funds raised and $1,300/month listing fee

- **Interest in Issuer**: None

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§227.201(p) – Indebtedness

- **Creditor**: Fred Stecher (SAFE Note)

- **Amount**: $70,000

- **Interest**: None

- **Maturity**: None

- **Terms**: SAFE convertible at equity event per standard terms; no interest, no maturity date

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§227.201(q) – Other Offerings

Other than the SAFE Note with Fred Stecher, the Company has not conducted any exempt or registered offerings in the past three years.

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§227.201(r) – Related Party Transactions

None. All founders' contributions were non-cash and pro bono; no compensation or contracts between Near-Field Dynamics and insiders at the time of this filing.

§227.201(s) – Financial Condition

Near-Field Dynamics is in a pre-revenue development stage. As of Q1 2025, it had $30,073 in cash and $57,464 in total assets. The Company has raised $70,000 via a SAFE note and has no other material liabilities. Net loss for Q1 was $12,616. Proceeds from this offering will support prototyping, equipment purchases, and staffing. The Company's ability to continue is contingent on successful fundraising.

§227.201(t) – Financial Statements

Reviewed financial statements for Q1 2025 prepared by Mazanec, Bauer & Associates, P.L.C. are attached within **Exhibit B**.

§227.201(u) – Disqualification Events

NOTE TO INVESTORS: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after this filing. (You can read more about those rules in the Educational Materials on Invown's website). This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before this filing.

Invown conducted background checks on the principals of the Companies (i.e., those covered by this rule). Copies of the background checks are available on request.

For the Companies, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Offering Updates

Updates on offering progress will be posted on the Invown campaign page for Near-Field Dynamics.

§227.201(w) – Annual Reports

The Company will file a report annually with the SEC and post it at www.nfdynamics.com within 120 days of each fiscal year end.

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§227.201(x) – Reporting History

This is the Company's first offering under Regulation Crowdfunding; it has no reporting history prior to this filing.

Exhibit A – Risk Factors

General Investment Risks

Investing in securities offered under Regulation Crowdfunding is highly speculative and involves a significant risk of loss. Do not invest unless you are prepared to lose the entire amount of your investment. These securities are not publicly traded, may be illiquid, and there may be no market for resale. This offering is being conducted pursuant to an exemption from registration under the Securities Act of 1933 and has not been reviewed or approved by the SEC or any other regulatory authority.

Forward-Looking Statements and Limitations

This Form C contains forward-looking statements that reflect the Company's current expectations and beliefs about future performance, operations, and results. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties. Investors should not rely on forward-looking statements and must evaluate the Company based on its present position, not projections. Near-Field Dynamics undertakes no obligation to update or revise any forward-looking statements unless required by law.

Risks Related to the Company's Business and Industry

Development-Stage Operations

Near-Field Dynamics, Inc. is an early-stage company. As of the date of this filing, it has not generated revenue and is still in the development and prototyping phase of its core wireless power transmission technology. The Company has not yet brought a commercial product to market. The success of the Company is subject to the risks common to new ventures, including but not limited to: development delays, market uncertainty, cost overruns, and operational missteps.

Hard Tech Startup Risk

Near-Field Dynamics is a hard tech startup, which inherently faces more capital intensity and longer development timelines compared to software-based startups. Capital constraints may significantly impact development velocity and scalability.

Unproven Technology

The Company's value proposition relies heavily on the successful development and deployment of a wireless power transmission system. The technology remains unproven at scale and has not yet been adopted in the marketplace. There is no assurance that the technology will meet commercial, regulatory, or customer expectations.

Patent Status and Intellectual Property Risk

The Company has filed a provisional patent; however, the patent has not yet been issued. The Company's intellectual property is therefore "patent pending," and it may not receive patent protection. Even if granted, IP enforcement is costly and time-consuming.

Dependence on Key Personnel

The success of Near-Field Dynamics depends significantly on its founders and key technical personnel. The Company does not currently carry key person insurance. If these individuals are unable or unwilling to continue in their roles, it may severely disrupt the Company's progress and reduce investor value.

Development Dependencies

The Company's development schedule depends upon the timely availability of specialized materials, testing equipment, and qualified technical labor. Delays or supply chain interruptions could significantly postpone or impair product delivery.

Reliance on Strategic Partners and Vendors

The Company expects to rely on third-party manufacturing, testing, and distribution partners. Delays, disruptions, or disputes with these partners may impair the Company's ability to meet milestones or generate revenue.

Competitive Landscape

The Company faces competition from both established aerospace and defense contractors and emerging technology companies, including but not limited to Northrop Grumman, Honeywell, and Reach Power. These competitors may have more resources, brand recognition, and regulatory familiarity.

Financial and Capital Risks

Need for Additional Capital

The proceeds from this offering may not be sufficient to complete product development or reach commercialization. Future funding will be necessary and may result in dilution or require strategic concessions.

No Operating Revenue

The Company has not yet generated revenue. It may take years to do so, and there is no guarantee of profitability.

Dilution Risk

Future financing rounds may dilute existing investors. Terms may favor new investors, especially institutional participants in a later Series A or strategic partnership round.

Market and Regulatory Risks

Evolving Regulatory Landscape

The Company's technology may fall under the jurisdiction of the Federal Communications Commission (FCC). Current technical parameters may exceed existing FCC guidance, requiring policy waivers or new rulemaking.

Human Safety and Compliance Standards

The Company anticipates that its systems will be subject to human exposure safety regulations. Compliance may require a unique safety study, review, and approval by the FCC.

Export Control and National Security Risk

Some U.S. federal government stakeholders have expressed concern over the export of advanced wireless power technologies of the type being developed by Near Field Dynamics. The Company may be subject to ITAR, EAR, or other export control regimes in the future.

Emerging Market Uncertainty

Wireless power is a nascent field. Adoption timelines are uncertain, and there is no guarantee of near-term demand. Market education and infrastructure development may take longer than anticipated.

Legal, Security, and Investment-Specific Risks

Crowdfunding Compliance Risks

This offering is being conducted under Regulation Crowdfunding, and any misstatement or omission could subject the Company to legal liabilities. Investors must rely solely on the disclosures provided in this Form C.

Cybersecurity Risk

The Company may be exposed to cyberattacks, data breaches, and digital espionage, which could result in significant loss of IP, operational disruption, and reputational harm.

Lack of Liquidity and No Public Market

Investors should expect to hold their shares for the long term. Securities purchased in this offering cannot be transferred for one year, and no public trading market exists.

No Dividends or Return Guarantee

This investment is speculative. There are no guarantees of dividends, liquidity, or return on investment. Investors may lose their entire investment.

Minority Investment and Limited Rights

Investors will have no voting rights except as required by law. The Company's management retains full operational control. Investors will have no influence over strategy, governance, or exit decisions.

Risk of Total Loss

This is a high-risk investment. There is a real possibility that the Company may fail, and investors could lose the entire value of their investment.

Prospective investors should consult with a licensed attorney, accountant, or other trusted advisors before making any investment decision. This list of risk factors is not exhaustive and should be considered alongside all materials made available in this offering.

Exhibit B – PM and Supporting Documents

Form C, Exhibit B

NEAR-FIELD DYNAMICS, INC

PLACEMENT MEMORANDUM

OFFERING OF COMMON STOCK

SUBSCRIPTION DOCUMENTS

CONTENTS

I. SECURITIES AND INVESTMENT DISCLOSURES

PROSPECTIVE PURCHASERS OF THESE SECURITIES ARE NOT TO RELY ON THE CONTENTS OF THIS LETTER MEMORANDUM AS LEGAL OR TAX ADVICE. EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS/HER OWN PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THIS INVESTMENT.

THE INFORMATION CONTAINED IN THIS LETTER MEMORANDUM HAS BEEN PRESENTED AND IS ACCEPTED WITH THE EXPRESS AGREEMENT AND UNDERSTANDING THAT IT IS CONFIDENTIAL AND THAT IT WILL NOT BE REPRODUCED IN WHOLE OR IN PART, NOR WILL IT BE DISTRIBUTED OR DIS-CLOSED TO ANY OTHER PERSON, FIRM OR CORPORATION WITHOUT PRIOR WRITTEN PERMISSION. ANY PERSON ACTING CONTRARY TO THE FOREGOING RESTRICTIONS MAY PLACE HIMSELF/HERSELF AND THE COMPANY IN VIOLATION OF FEDERAL OR STATE SECURITIES LAWS.

EXCEPT AS OTHERWISE INDICATED, THIS LETTER MEMORANDUM SPEAKS AS OF THE DATE OF ITS ISSUANCE AND NEITHER THE DELIVERY HEREOF NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF ISSUANCE.

THIS LETTER MEMORANDUM HAS BEEN PREPARED FROM DATA SUP-PLIED BY SOURCES DEEMED RELIABLE AND DOES NOT KNOWINGLY OMIT ANY MATERIAL FACT OR KNOWINGLY CONTAIN ANY UNTRUE STATEMENT OF ANY MATERIAL FACT. THE LETTER MEMORANDUM CONTAINS A SUMMARY OF THE MATERIAL PROVISIONS OF DOCUMENTS REFERRED TO HEREIN. STATEMENTS MADE WITH RESPECT TO THE PROVISIONS OF SUCH DOCUMENTS ARE NOT NECESSARILY COMPLETE AND REFERENCE IS MADE TO THE ACTUAL DOCUMENTS FOR COMPLETE INFORMATION AS TO THE RIGHTS AND OBLIGATIONS OF THE PARTIES THERETO.

BY ACCEPTING DELIVERY OF THIS LETTER MEMORANDUM, THE OFFEREE NAMED IN THE ACKNOWLEDGMENT OF RECEIPT, AGREES TO RETURN THIS LETTER MEMORANDUM AND ALL ACCOMPANYING DOCUMENTS TO THE COMPANY IF HE/SHE DOES NOT AGREE TO PURCHASE ANY OF THE SECURITIES OFFERED HEREBY.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH OR APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR THE STATE SECURITIES AUTHORITIES OF ANY STATE, NOR HAS THE COMMISSION OR ANY SUCH AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS LETTER MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK AND SUBSTANTIAL IMMEDIATE DILUTION OF THE VALUE OF THE INVESTMENT. THE SHARES ARE SUITABLE ONLY FOR ACCREDITED INVESTORS OF SUBSTANTIAL FINANCIAL MEANS WHO HAVE NO NEED FOR LIQUIDITY AND CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT OR THOSE UNACCREDITED INVESTORS WHO ARE LIMITED TO INVESTMENTS CAPPED IN ACCORDANCE WITH SEC REG.CF.

NO OFFERING LITERATURE OR ADVERTISING IN WHATEVER FORM MAY BE EMPLOYED IN THE OFFERING OF THE SHARES EXCEPT FOR THIS LETTER MEMORANDUM. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS ON BEHALF OF THE COMPANY WITH RESPECT TO THE COMPANY OR THE SHARES OTHER THAN THE REPRESENTATIONS CONTAINED HEREIN. ACCORDINGLY, ANY REPRESENTATIONS, OTHER THAN THOSE SET FORTH IN THIS LETTER MEMORANDUM, AND ANY INFORMATION OTHER THAN THAT CONTAINED IN DOCUMENTS AND RECORDS FURNISHED BY THE COMPANY UPON REQUEST, MUST NOT BE RELIED UPON. NEITHER THE DELIVERY OF THIS LETTER MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS SET FORTH HEREIN SINCE THE DATE OF THIS LETTER MEMORANDUM.

POTENTIAL CONFLICTS OF INTEREST EXIST BETWEEN THE COMPANY ITS OFFICERS AND DIRECTORS AND INVESTORS.

THE SECURITIES ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933. FOR THIS REASON, AS WELL AS THE ABSENCE OF ANY PUBLIC OR OTHER MARKET FOR THE SALE OF COMMON STOCK SHARES, CONTAINED IN THE AGREEMENT THERE ARE RESTRICTIONS ON THE TRANSFER OF SHARES.

THIS CONFIDENTIAL LETTER MEMORANDUM CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING THE FORECASTS CONTAINED IN THIS CONFIDENTIAL MEMORANDUM. SUCH FORECASTS ARE BASED ON CERTAIN ASSUMPTIONS AS TO THE OPERATING RESULTS OF THE COMPANY. BECAUSE THE SUCCESSFUL OPERATION OF THE COMPANY WILL DEPEND UPON MANY FACTORS OVER WHICH THE COMPANY WILL HAVE LITTLE OR NO CONTROL, NO ASSURANCE CAN BE GIVEN THAT FUTURE OPERATING RESULTS WILL MATCH ANY FORECASTS CONTAINED HEREIN. OTHER FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE

INCLUDE, BUT ARE NOT LIMITED TO, ECONOMIC AND TAX CONSEQUENCES AND OTHER FACTORS.   THE ECONOMIC AND TAX CONSEQUENCES TO AN INVESTOR WILL VARY FROM THE FORECASTS CONTAINED HEREIN DEPENDING UPON THE ACTUAL OPERATING RESULTS OF THE COMPANY.

NO REPRESENTATIONS OR WARRANTIES OF ANY KIND ARE INTENDED OR SHOULD BE INFERRED WITH RESPECT TO THE ECONOMIC RETURN THAT MAY ACCRUE TO THE INVESTORS.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFER-ABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM AND PER SEC REG.CF.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY OFFERING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS LETTER MEMORANDUM CONSTITUTES AN OFFER ONLY IF A NAME APPEARS IN THE APPROPRIATE SPACE PROVIDED IN THE ACKNOWLEDGMENT OF RECEIPT. OFFERS MAY BE MADE ONLY TO PERSONS DEEMED ELIGIBLE FOR PARTICIPATION IN THE OFFERING UNDER THE CRITERIA SET FORTH IN THIS LETTER MEMORANDUM AND RELEVANT FEDERAL AND STATE SECURITIES LAWS. THE COMPANY RESERVES THE RIGHT, NOTWITHSTANDING ANY SUCH OFFER, TO WITHDRAW OR MODIFY THIS OFFERING AND TO REJECT ANY SUBSCRIPTIONS FOR SHARES, IN WHOLE OR IN PART.

THE OBLIGATIONS OF THE PARTIES TO THE TRANSACTIONS CONTEMPLATED HEREIN ARE SET FORTH IN AND WILL BE GOVERNED BY THE DOCUMENTS ATTACHED AS EXHIBITS HERETO. ALL OF THE STATEMENTS AND INFORMATION CONTAINED IN THIS LETTER MEMORANDUM ARE QUALIFIED IN THEIR ENTIRETY BY SUCH DOCUMENTS. CONSEQUENTLY, EACH PROSPECTIVE INVESTOR IS URGED TO CAREFULLY READ THE DOCUMENTS ATTACHED HERETO BECAUSE SUCH DOCUMENTS FORM AN INTEGRAL PART OF THIS LETTER MEMORANDUM AND ARE HEREBY INCORPORATED HEREIN BY REFERENCE FOR ALL INTENTS AND PURPOSES. IN ADDITION, EACH PROSPECTIVE INVESTOR IS URGED TO AVAIL HIMSELF/HERSELF OF THE OPPORTUNITY TO INSPECT AND OBTAIN COPIES OF OTHER DOCUMENTS DESCRIBED HEREIN, BUT NOT ATTACHED HERETO,

EXCEPT FOR PROPRIETARY DOCUMENTS. SUCH NON-PROPRIETARY DOCUMENTS WILL BE MADE AVAILABLE UPON REQUEST TO THE PRESIDENT OF THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. EACH PROSPECTIVE INVESTOR IS ALSO URGED TO ASK QUESTIONS OF THE COMPANY CONCERNING THIS OFFERING AND TO SEEK ADDITIONAL INFORMATION THAT THE PROSPECTIVE INVESTOR DEEMS NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED HEREIN. EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS/HER OWN PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS/HER INVESTMENT.

BLUE SKY LEGENDS

For Residents of All States:

THE INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANS-FERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM AS UPDATED SEC REGCF.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OR HAVE ANY OF THE FOREGOING GOVERNMENTAL AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Notice to Florida Residents:

PURSUANT TO SECTION 517.061(11)(a)(5) OF THE FLORIDA STATUTES, FLORIDA RESIDENTS HAVE A THREE DAY RIGHT OF RESCISSION. IF A FLORIDA RESIDENT HAS EXECUTED A NOTE PURCHASE AGREEMENT, HE MAY ELECT, WITHIN THREE BUSINESS DAYS AFTER SIGNING THE NOTE PURCHASE AGREEMENT, TO WITHDRAW FROM THE NOTE PURCHASE AGREEMENT AND RECEIVE A FULL REFUND AND RETURN (WITHOUT INTEREST) OF ANY MONEY PAID BY HIM. A FLORIDA RESIDENT'S WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH SUCH WITHDRAWAL, A FLORIDA RESIDENT NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS CONFIDENTIAL MEMORANDUM INDICATING HIS INTENTION TO WITHDRAW. SUCH LETTER

OR TELEGRAM MUST BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IF A FLORIDA RESIDENT SENDS A LETTER, IT IS PRUDENT TO SEND IT BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO INSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME AND DATE WHEN IT IS MAILED. SHOULD A FLORIDA RESIDENT MAKE THIS REQUEST ORALLY, HE SHOULD ASK FOR A WRITTEN CONFIRMATION THAT HIS REQUEST HAS BEEN RECEIVED.

FORWARD-LOOKING STATEMENTS

This Offering contains forward-looking statements. Such forward-looking statements are generally accompanied by words such as "intends," "projects," "strategies," "believes," "anticipates," "plans," and similar terms that convey the uncertainty of future events or outcomes. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, dependence on the services of the current officers and directors of the Company, the competitiveness of the industry, the regulatory climate of the industry, the possibility that the Company may need additional funding precipitating further dilution of ownership, no assurance that the Company's services will be competitive, and the general economic climate may affect future results of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof and are in all cases subject to the Company's ability to raise sufficient capital.

The forward-looking statements contained in this Report also may be impacted by future incidents of terrorism and any military action taken by the United States. The effect of these events on the business of the Company, if any, is currently unclear. However, any adverse effect on general economic conditions and consumer confidence resulting from these events may adversely affect the business of the Company.

The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

NEAR-FIELD DYNAMICS, INC.

II SUMMARY OF COMMON STOCK OFFERING

The Issuer:	Near-Field Dynamics, Inc. (the "Company") is a Delaware C-Corporation. The Company is an electrical engineering company with patents that when applied facilitate the wireless transmission of electrical power over large distances.
Location/Telephone	The Company's offices are located at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808 and its telephone number is (952) 607-8506. The books and records of the Company are located at its principal place of business.
Administration and Executive Officers	The day-to-day business affairs of the Company are administered by its CEO Jeff Fuller. The Officer is to be compensated at $200,000 per year. CTO Chris Fuller is to be compensated at $200,000 per year.
Shareholders (Founders)	Chris Fuller, CTO [60]; Jeff Fuller, CEO [58]
Preferred Stock	Fred Stecher [82] Shareholders are not compensated for their services.
Current Capitalization	10,000,000 shares outstanding
Officers/Shareholder Ownership	Prior to the Offering the officers and shareholders of the Company own 100% of the issued and outstanding stock (10 million shares) of the Company.

The Offering

Securities
If fully subscribed, the Company will receive $500,000 in exchange for 800,000 shares of common stock. Per share is valued at $ 0.625 with a minimum investment of $1000 USD. Each $1,000 USD investment represents .00016 of the total shares outstanding in the Company.

Offering Period
The Offering Period begins on May 19, 2025, and will continue through December 1, 2025. The Offering Period may be extended at the option of the Company for an additional 90 days.

Amount of Offering
All subscriptions will be held in a non-interest-bearing trust account by Invown portal the Company, pending receipt of the Subscriptions for units of $1,000 (1600 shares/unit). If and when Subscriptions for the minimum number of common stock shares are sold, the funds will be released from the trust account and deposited in the Company's bank account and the aggregate number of shares sold will be promptly issued to each of the Investors (the "Date of Issuance"). Unless subscriptions for the minimum offering amount are received and accepted by the Company, no shares will be issued and all funds received from Investors will be promptly returned in full. The Offering Period will terminate at the earlier of, (i) when the Company has accepted Subscriptions for the minimum amount of the Offering, (ii) when the maximum number of shares have been accepted or (iii) the end of the Offering Period, unless, the Company, in its sole discretion, extends the Offering Period for an additional 90 days.

Minimum Offering
The minimum purchase of shares is $1,000 USD.
The minimum amount to be sold is $100,000 or 160,000 shares before funds will be released.

Maximum Offering
The maximum amount to be sold is $500,000 or 800,000 shares.

Aggregate Number of Shares Offered:
Minimum of 160,000 shares
Maximum of 800,000 shares

Voting Rights:
The Investors in the Company common stock will hold voting shares which will entitle Investors to vote on a prorata basis to their Shareholder Interest.

| **Plan of Distribution** | The Company common stock is being offered on a best efforts basis, by Invown FINRA approved portal and certain affiliates of the Company. The Company reserves the right to pay broker commissions up to 12% of the monies raised. |

Use of Proceeds

Assuming the Maximum shares are sold, the $500,000 in proceeds of this Offering will be used for:

Consultants & Invown Fees	$ 40,000
Materials and Components	$ 121,000
Tools and Equipment	$ 93,400
Labor and Marketing	$ 195,600

The Company will also incur approximately **$50,000** in expenses for this Offering, including all legal and accounting fees, printing costs, etc. If only part of the above costs are incurred, the balance will go to working capital.

Capitalization After Offering

	Officers/Directors % of Ownership	Investors % of Ownership
Mini	96.31%	1.57%
Maxi	90.47%	7.41%

Restrictions on Resale

The Company's common stock has not been registered under the Securities Act or any state securities laws and may not be offered or sold unless so registered or pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws or updated rules as stated by SEC Reg.CF.

Risk Factors

An investment in the shares of Securities involves a high degree of risk and substantial immediate dilution of the value of the investment. The shares are suitable only for Accredited Investors of substantial means and those Unaccredited Investors who can afford to lose all of their investment.

No Public Market

There is no public market for these Securities, nor is one expected to develop.

Underwriting

The Company reserves the right to pay commission up to 12% of the amount of money raised as underwriting fees to brokers.

III SUBSCRIPTION AGREEMENT DISCLOSURES

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY INVOWN CORP (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS

INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD- LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

IV Subscription Agreement

Subscription

a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase _____ units of $1000 (1600 shares/unit) of Common Stock (the "Securities") of Near-Field Dynamics, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware, at $0.625 per share, for the principal amount of $_____, upon the terms and conditions set forth in this Subscription Agreement. The Securities being subscribed for and any securities issuable upon conversion or exercise thereof are collectively referred to as the "Securities." The rights and preferences of the Securities are set forth in the Company's Certificate of Incorporation and Bylaws, and any summary descriptions in the Offering Materials are qualified in their entirety by those documents.

b) By executing this Subscription Agreement, the Subscriber acknowledges receipt of this Agreement, a copy of the Company's Form C Offering Statement filed with the Securities and Exchange Commission, and all other information reasonably necessary to make an informed investment decision.

c) This subscription may be accepted or rejected in whole or in part by the Company, in its sole discretion, at any time prior to the final closing date of the offering (each, a "Closing Date"). The Company also reserves the right to allocate to the Subscriber fewer Securities than subscribed for. The Subscriber will be notified whether the subscription has been accepted, and to what extent. If the subscription is rejected in whole or in part, the corresponding payment will be returned promptly without interest, and any related obligations shall terminate with respect to the rejected portion.

d) The aggregate offering amount for this Securities offering shall not exceed $500,000 (the "Maximum Offering"). The Company may accept subscriptions at any time until December 1, 2025 (the "Termination Date"). Provided that the Company has received subscriptions equaling or exceeding $100,000 (the "Target Amount"), it may hold one or more closings for accepted subscriptions prior to the Termination Date.

e) If this subscription is rejected in full, or the closing does not occur for any reason, this Agreement shall be void and of no effect with respect to the rejected or unexecuted portion.

Purchase Procedure

a) **Payment.** The purchase price for the Securities shall be paid simultaneously with the execution and delivery of this Subscription Agreement. Execution and delivery may occur through digital means provided by the Intermediary. The Subscriber shall submit a signed copy of this Subscription Agreement, along with payment for the total purchase price, in accordance with the online payment processing system administered by **Invown Corp.** (the "**Intermediary**").

b) **Escrow Arrangements.** Payment for the Securities shall be received by **Invown Corp.** (acting as escrow agent or through a third-party escrow service designated by the

Company), via transfer of immediately available funds or another method approved by the Company. Upon satisfaction of the applicable closing conditions and the occurrence of a closing (each, a "**Closing**"), the Intermediary or escrow agent shall release such funds to the Company.

c) Following the Closing, the Subscriber shall receive notification and documentation evidencing the issuance of the Securities. This may include digital confirmation reflecting the number of Securities owned by the Subscriber, as recorded in the Company's stock ledger or by a transfer agent, if one is designated by the Company. Such records shall note that the Securities were issued pursuant to the exemption from registration under **Regulation Crowdfunding** ("Reg CF").

Representations and Warranties of the Company

The Company represents and warrants to the Subscriber that the following statements are true and complete in all material respects as of the date of each Closing, except as expressly stated otherwise. For purposes of this Agreement, "knowledge" of the Company means the actual knowledge of any officer of the Company as of the relevant date.

a) **Organization and Standing.** The Company is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority to own its properties, conduct its business, and enter into and perform its obligations under this Subscription Agreement. The Company is qualified to do business and is in good standing in all jurisdictions where such qualification is required, except where the failure to so qualify would not have a material adverse effect on the Company's business or financial condition.

b) **Eligibility Under Section 4(a)(6).** The Company is eligible to offer and sell securities pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and the rules promulgated thereunder, including Regulation Crowdfunding.

c) **Issuance of Securities.** The issuance, sale, and delivery of the Securities have been duly authorized by the Company's board of directors. When issued and sold in accordance with the terms of this Subscription Agreement and upon receipt of full payment, the Securities will be duly and validly issued, fully paid, and non-assessable.

d) **Authority for Agreement.** The Company has taken or will take all corporate action necessary to authorize the execution, delivery, and performance of this Subscription Agreement, including the issuance and sale of the Securities. This Subscription Agreement, when executed and delivered, shall constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to (i) applicable laws relating to bankruptcy, insolvency, or creditor rights generally, (ii) the availability of equitable remedies, and (iii) limitations on indemnification or contribution under federal or state securities laws and public policy.

e) **No Filings.** Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 below, no consent, approval, license, permit, order, or authorization of,

or registration, qualification, designation, declaration, or filing with, any federal, state, or local governmental authority is required on the part of the Company in connection with the execution, delivery, and performance of this Subscription Agreement or the offer, sale, or issuance of the Securities, except for:

f) filings required under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding,

g) any applicable filings under state securities laws, and

h) such other filings or approvals which, if not made or obtained, would not have a material adverse effect on the Company's ability to perform its obligations under this Subscription Agreement.

i) **Use of Proceeds.** The Company will use the net proceeds from the sale of the Securities substantially in accordance with the intended uses described in its Form C Offering Materials, subject to changes in allocation deemed necessary or advisable in the Company's reasonable discretion.

Representations and Warranties of Subscriber

By executing this Subscription Agreement, the undersigned Subscriber (and, if applicable, the person or entity for whom the Subscriber is acting in a fiduciary capacity) represents and warrants, as of the date hereof and as of each applicable Closing Date, that the following statements are true and correct in all material respects:

a) **Requisite Power and Authority.** The Subscriber has all requisite legal capacity, power, and authority to execute, deliver, and perform its obligations under this Subscription Agreement and any related agreements. All necessary actions required to authorize the execution, delivery, and performance of this Subscription Agreement have been duly taken. Upon execution and delivery, this Subscription Agreement constitutes the valid and binding obligation of the Subscriber, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights and subject to general principles of equity.

b) **Investment Representations.** The Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. The Subscriber acknowledges that the offering and sale of the Securities is made pursuant to the exemption from registration set forth in Section 4(a)(6) of the Securities Act and Regulation Crowdfunding, and that the Company is relying on the truth and accuracy of the representations set forth herein to qualify for such exemption.

c) **Illiquidity and Continued Economic Risk.** The Subscriber acknowledges that:
   i) The Securities are highly speculative and illiquid.
   ii) There is no public market for the Securities and none is expected to develop.
   iii) The Subscriber must bear the economic risk of the investment for an indefinite period.
   iv) The Company is under no obligation to register the Securities or facilitate resale.

v) The Subscriber is financially capable of bearing the loss of the entire investment and understands the specific risks described in the Company's Offering Statement and related materials.

d) **Transfer Restrictions.** The Subscriber agrees that it shall not transfer the Securities during the one-year period following the issuance date, except in accordance with Regulation Crowdfunding, including transfers:

i) To the Company;

ii) To an "accredited investor" as defined in Rule 501 of Regulation D;

iii) Pursuant to a registered offering; or

iv) To a member of the Subscriber's family, a trust controlled by the Subscriber, a trust created for the benefit of a family member, or in connection with the Subscriber's death or divorce.

e) **Investment Limits.** The Subscriber represents and warrants that:

i) If either the Subscriber's annual income or net worth is less than $124,000, the investment amount (including other investments made in Reg CF offerings in the past 12 months) does not exceed the greater of (A) 5% of the lesser of income or net worth or (B) $2,200; or

ii) If both the Subscriber's annual income and net worth are equal to or exceed $124,000, the investment amount does not exceed 10% of the lesser of income or net worth, and in any event does not exceed $124,000 in aggregate.

f) **Securities Holder Information.** The Subscriber agrees to provide, within five (5) business days of a request by the Company, any documentation reasonably necessary to comply with applicable laws or regulations, including confirming the Subscriber's ownership status or updating personal or legal information. In the event of any transfer of the Securities, the Subscriber agrees to require any transferee to also agree to provide such information as a condition of transfer.

g) **Company Information and Access.** The Subscriber has read and understands the contents of the Company's Form C Offering Statement, including all exhibits. The Subscriber acknowledges the high risks inherent in investing in early-stage companies, and affirms having had the opportunity to:

i) Ask questions of and receive answers from the Company or its management regarding the Company's operations and the terms of the offering;

ii) Review any documents and materials deemed necessary to make an informed investment decision; and

iii) Rely solely on publicly filed offering materials without any unauthorized external representations.

h) **Domicile.** The Subscriber affirms that their domicile is as set forth in the address provided on the signature page hereto and that they are not a temporary or transient resident elsewhere.

i) **Foreign Investors.** If the Subscriber is not a U.S. person (as defined in Section 7701(a)(30) of the Internal Revenue Code), the Subscriber represents that:

j) It has complied with all relevant laws and regulations in its home jurisdiction regarding the purchase of the Securities;

k) No governmental or third-party approvals are required for the purchase;

l) The purchase and ownership of the Securities will not violate any foreign laws or regulations; and

m) The Subscriber assumes full responsibility for all applicable tax and legal consequences.

Indemnity

a) The representations, warranties, and covenants made by the Subscriber in this Subscription Agreement shall survive the Closing and remain in full force and effect. The Subscriber agrees to indemnify, defend, and hold harmless Near-Field Dynamics, Inc., its officers, directors, employees, affiliates, and any person who controls the Company within the meaning of Section 15 of the Securities Act of 1933, as amended, against any and all losses, liabilities, claims, damages, or expenses whatsoever (including reasonable attorneys' fees, including those incurred on appeal, and disbursements incurred in connection with investigating, preparing, or defending any action, claim, or proceeding). This indemnity applies to any loss or damage resulting from:

   i) Any false representation or warranty made by the Subscriber in this Agreement;

   ii) Any breach or failure by the Subscriber to perform any covenant, agreement, or obligation set forth in this Agreement or any other document provided by the Subscriber in connection with this transaction; or

   iii) Any action arising from the inaccuracy or incompleteness of the information provided by the Subscriber.

b) The obligations under this Section shall not be affected by any investigation conducted by the Company or by its representatives or agents.

Governing Law; Jurisdiction

a) This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of law provisions.

b) Each of the Subscriber and the Company hereby consents to the exclusive jurisdiction of any state or federal court located in the State of Minnesota, and irrevocably agrees that all actions or proceedings arising out of or relating to this Subscription Agreement shall be litigated only in such courts. Each party waives any objection based on venue or forum non conveniens and irrevocably consents to the service of process in accordance with the notice provisions set forth in this Agreement.

c) Each of the parties further irrevocably waives the right to trial by jury in any action, proceeding, or counterclaim (whether based on contract, tort, or otherwise) arising out of or related to this Subscription Agreement, or the negotiation, performance, or enforcement

thereof. Each party knowingly and voluntarily waives any bond, surety, or security requirement that might otherwise be applicable. This waiver is irrevocable, and shall apply to any amendments, renewals, supplements, or modifications of this Agreement.

    d) In the event of litigation, this Subscription Agreement may be presented to the court as a written consent to bench trial.

Notices

    a) All notices, requests, demands, consents, and other communications required or permitted under this Subscription Agreement shall be in writing and shall be deemed duly given and effective:

        i) upon personal delivery to the recipient at the address specified on the signature page hereto;

        ii) three (3) business days after deposit in the United States mail, sent by certified or registered mail, postage prepaid, return receipt requested;

        iii) one (1) business day after delivery to a nationally recognized overnight courier, with proof of delivery; or

        iv) on the date of transmission if sent by email to the email address set forth on the signature page hereto (or such other address as may be designated by a party in a written notice), provided that no bounce-back or undeliverable message is received.

    b) For notices sent by email, confirmation by one of the methods in subsections (a), (b), or (c) is recommended but not required unless requested in writing by the recipient.

    c) Each party may change its address or email for purposes of this Section by giving written notice in accordance with this Section.

Miscellaneous

    a) This Subscription Agreement is personal to the Subscriber and may not be assigned or transferred by the Subscriber without the prior written consent of the Company. The representations, warranties, covenants, and agreements made herein shall be binding upon the Subscriber and its heirs, legal representatives, successors, and permitted assigns, and shall inure to the benefit of the Company and its successors and assigns.

    b) No provision of this Subscription Agreement may be waived, modified, or amended except by a written instrument signed by both the Company and the Subscriber.

    c) If any provision of this Subscription Agreement is held to be invalid, illegal, or unenforceable in any respect, such determination shall not affect the validity or enforceability of the remaining provisions, which shall remain in full force and effect as if the unenforceable provision had never been a part of this Agreement.

    d) The invalidity or unenforceability of any particular provision in any jurisdiction shall not affect its validity or enforceability in any other jurisdiction. The parties intend that this Agreement be enforceable to the fullest extent permitted by applicable law.

e) This Subscription Agreement contains the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior oral or written discussions, agreements, or understandings relating to the same.

f) This Agreement is intended solely for the benefit of the parties hereto and their respective successors and assigns. Nothing herein shall confer upon any third party any rights or remedies.

g) Section headings are for reference only and shall not affect the interpretation of this Agreement.

h) **This Subscription Agreement shall be executed by notary witness of the signature of the subscriber.**

i) In the event of any stock split, stock dividend, reclassification, merger, recapitalization, or similar transaction affecting the Company's securities, any new, substituted, or additional securities or other property issued shall be subject to the terms of this Subscription Agreement to the same extent as the original Securities.

j) No delay or failure by any party to exercise any right or remedy under this Agreement shall operate as a waiver thereof. Any single or partial exercise of any right or remedy shall not preclude any other or further exercise thereof or the exercise of any other right or remedy available at law or equity. All rights and remedies provided herein are cumulative and not exclusive.

The undersigned subscriber is the following:

_____ Individual
_____ Joint Account—JTWROS (Joint Tenants With Rights of Survivorship)
_____ Joint Account—TENCOM (Tenants in Common)
_____ UGMA (Gift to Minor)
_____ Partnership
_____ Trust
_____ Non-Profit Organization
_____ Company
_____ Other (specify)

NOTE: If Subscriber is for a trust or a partnership, please attach a copy of the trust instrument or the partnership agreement to insure authority to invest. If the acquisition is for a corporation, the corporation must attach a certified corporate resolution authorizing investment authority.

The undersigned agrees to indemnify and hold harmless the Company from any and all damages, losses, costs and expenses (including reasonable attorneys' and accountants' fees) which they, or any of them, may incur by reason of his/her/its failure to fulfill any of the terms and conditions of this subscription or by reason of his/her/its breach of any of his/her representations and warranties contained herein; and

By executing this Agreement below, the undersigned: (i) acknowledges the accuracy of all statements by him/her/it; (ii) appoints the director(s) of the Company to act as his/her/its true and

lawful attorney-in-fact and agent to file any documents or take any action required for the Company to carry out its business activities; and (iii) agrees that, if any suit(s) are brought by the undersigned against the Company such litigation will be instituted and maintained in the State of Delaware, and/or removed with the undersigned's prior consent to the authority of such jurisdiction. The foregoing information which the undersigned has provided to the Company is true and accurate as of the date hereof and shall be true and accurate as of the date of the undersigned's admission to the Company as a shareholder. If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the undersigned's admission as a shareholder, he/she will give written notice of such fact to the Company, specifying which representation, warranty or information is not true and accurate and the reason therefore.

The Agreement and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned and shall survive the Closing hereunder. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally.

This Agreement constitutes the entire agreement of the parties hereto with respect to the subscription hereunder and supersedes any and all previous agreements by the parties hereto.

By executing this Subscription Agreement, the undersigned certifies, under penalty of perjury,

(1) **That the Social Security Number or Taxpayer Identification Number provided below is correct; and**

(2) **That the IRS has never notified the undersigned that the undersigned is subject to 20% backup withholding, or has notified the undersigned that he/she is no longer subject to such backup withholding. [Note: If the preceding sentence is not applicable to the undersigned, please strike it out before signing.]**

(3) **That the undersigned acknowledges and agrees that this information may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein may be punishable by fine, imprisonment or both. The undersigned will notify the Company within sixty (60) days of the date upon which any of the information contained herein becomes false or otherwise changes in a material manner, or the undersigned becomes a foreign person. The undersigned agrees to update this information whenever requested by the Company. Under penalties of perjury, the undersigned declares that the undersigned has examined the information contained herein and to the best of the undersigned's knowledge and belief, it is true, correct and complete, and that the undersigned has the authority to execute this Subscription Agreement.**

TRANSACTIONS WILL BE PROCESSED BY INVOWN PORTAL VIA A SUBSCRIBER USER ACCOUNT ON INVOWN.COM AND THIS SUBSCRIPTION AGREEMENT ALONG

WITH PAYMENT SHOULD BE FACILITATED THROUGH THE USER'S ACCOUNT ON INVOWN.COM. However, checks should be made out to INVOWN CORP and mailed to:

INVOWN CORP.
33 Dixwell Ave.
Ste 330
New Haven, CT 06511

[Signature Page Follows]

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has executed this Subscription Agreement this _____ day of _____, 2025.

_____

Signature:

_____

Type or print name of Investor #1

STATE OF _____)
)   SS:
COUNTY OF_____)

The foregoing instrument was acknowledged before me this ____ day of _____, 2025 by _____ who is personally known to me or has produced _____ as identification.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has executed this Subscription Agreement this _____ day of _____, 2025.

_____

Signature:

_____

Type or print name of Investor #2

STATE OF _____)
)   SS:
COUNTY OF_____)

The foregoing instrument was acknowledged before me this ____ day of _____, 2025 by _____ who is personally known to me or has produced _____ as identification.

* Each joint tenant or tenant in common must sign in the space provided. If Investor is a trust the above signed trustee, individually represents and warrants that he/she has full power and authority to execute this Agreement on its behalf.

IF YOU UTILIZE A PROFESSIONAL ADVISOR, HE/SHE MUST RETURN THE PROFESSIONAL ADVISOR QUESTIONNAIRE.

SUBSCRIPTION ACCEPTANCE

The Company hereby accepts this Subscription for $_____ to subscribe to the Company's securities this ____ day of _____, 2025:

ACCEPTED:
Near Field Dynamics Inc**.**

Near-Field Dynamics, INC

EXHIBITS

EXHIBIT A

ARTICLES OF INCORPORATION

OF

NEAR FIELD DYNAMICS, INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:44 PM 07/01/2024
FILED 02:44 PM 07/01/2024
SR 20243034279 - File Number 4105153

CERTIFICATE OF INCORPORATION

OF

NEAR FIELD DYNAMICS, INC.

ARTICLE I

The name of the corporation is Near Field Dynamics, Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Solely for purposes of this paragraph, "officer" shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law as amended from time to time.

Exhibit B 40

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Jeff Fuller
13969 Yosemite Court
Savage, MN 55378

Executed on June 30, 2024.

E-signed using Clerky ([illegible])

Jeff Fuller

Jeff Fuller, Incorporator

BYLAWS/OPERATING AGREEMENT

OF

NEAR FIELD DYNAMICS, INC

TABLE OF CONTENTS

TABLE OF CONTENTS

Page

BYLAWS

OF

NEAR FIELD DYNAMICS, INC.

ARTICLE I

CORPORATE OFFICES

1.1   **Offices**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1   **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the registered office of the corporation.

2.2   **Annual Meeting**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3   **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request

shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or
(b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are

announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **Organization; Conduct Of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice,

or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11   **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the Delaware General Corporation Law.

2.12   **Record Date For Stockholder Notice; Voting; Giving Consents**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful

action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b)   The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13   **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE III

DIRECTORS

3.1   **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the

corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 **Number Of Directors**

(a)   The total number of directors constituting the entire Board of Directors (the "<u>Number of Authorized Directors</u>") shall be fixed or changed in the manner provided in
these bylaws, unless the certificate of incorporation fixes the Number of Authorized Directors, in which case the Number of Authorized Directors shall be changed only by amendment of the certificate of incorporation.

(b)   Subject to Section 3.4 of these bylaws, the Number of Authorized Directors may be fixed or changed: (i) by a resolution of the Board of Directors or of the stockholders, or (ii) if applicable, by action of the incorporator(s) (which includes any person(s) acting, in accordance with the Delaware General Corporation Law, on behalf of any incorporator(s) not available to act) before the election of the initial Board of Directors. No reduction of the Number of Authorized Directors shall have the effect of removing any director before such director's term of office expires.

(c)   If the Number of Authorized Directors is already fixed (whether by the certificate of incorporation, resolution of the Board of Directors or of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law) at the time the adoption of these bylaws is effective (the "<u>Effective Time</u>"), then the Number of Authorized Directors, until changed in accordance with this Section 3.2, is such already fixed Number of Authorized Directors.

(d)   If the Number of Authorized Directors is not already fixed at the Effective Time, then: (i) if there are directors in office at the Effective Time, the Number of Authorized Directors, until changed in accordance with this Section 3.2, is the total number of directors in office at the Effective Time, or (ii) if there are no directors in office at the Effective Time, the Number of Authorized Directors, until fixed or changed in accordance with this Section 3.2, is the total number of directors on the Board of Directors as first constituted following the Effective Time (whether such directors are elected by resolution of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law).

3.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4 **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

3.5 **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7 **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 **Quorum**

At all meetings of the Board of Directors, a majority of the total number of directors then in office (but in no case less than 1/3 of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws)) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at

the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock

represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws) shall have the effect of removing any director before such director's term of office expires.

3.14   **Chairperson Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

COMMITTEES

4.1   **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or

(ii) adopting, amending or repealing any Bylaw of the corporation.

4.2   **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3   **Meetings And Actions Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with

such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the

resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5 Vacancies In Offices

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6 Chief Executive Officer

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7 President

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8 Vice Presidents

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9 Secretary

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all

meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10   Chief Financial Officer

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares.

The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11   Treasurer

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12   Representation Of Shares Of Other Corporations

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.13   Authority And Duties Of Officers

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1   Indemnification Of Directors And Officers

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation.

For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6.6 **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1   Maintenance And Inspection Of Records

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2   Inspection By Directors

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its

discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1   **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2   **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3   **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated.

Upon the declaration of any dividend on fully paid shares, the corporation shall declare a

dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4   **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5   **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6   **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7   **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 Fiscal Year

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9 Transfer Of Stock

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.10 Stock Transfer Agreements

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

8.11 Stockholders Of Record

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.12 Facsimile Or Electronic Signatures

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

CERTIFICATE OF ADOPTION OF BYLAWS OF

NEAR FIELD DYNAMICS, INC.

ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of Near Field Dynamics, Inc., a Delaware corporation, hereby adopts the foregoing Bylaws as the Bylaws of the corporation.

Executed on July 12, 2024.

INCORPORATOR:

E-signed using Clerky (35888b4db63892b44b4732b97031b580)

Jeff Fuller

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Near Field Dynamics, Inc., a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on July 12, 2024, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation. Executed on July 12, 2024.

SECRETARY:

E-signed using Clerky (03307d787e834fccbbc1bd8fc6752414)

Jeff Fuller

EXHIBIT C

OFFICER BIOS/CV

Jeff Fuller (CEO) Background

- **30 Years** Technology Leadership and Development
- B.S. University of Minnesota **Business School**
    -**Carlson School of Management**
- **Inventor** of *Near-Field Dynamics* high-index magnetodielectrics
- Extensive Experience in
    - Research Support
    - Product Development
    - Production Support
    - Marketing
- **Previous Startups:**
    - **FWD Technologies, Inc.**, Web applications for Educational Market
    - **Web Dynamics, Inc.**, Software Product Development and Support Consulting



Chris Fuller (CTO) Background

- **36 Years** Electrical/Radio Engineer (Masters from Johns Hopkins University)
- **Extensive Hands-on Practical Development Experience**
  - High-Reliability Products:
    - NASA Scientific Instruments: Ultraviolet/X-ray Cameras
    - Northrop Grumman: Radar Sensors/Seekers for Weapons
  - High-Volume Products
    - $500M/year: Motorola Cell Phone Basestation Radios
    - 1M/year/product: Consumer IoT GE Security/Interlogix/Honeywell
- Engineering Society **Chairman**: Twin Cities IEEE MTT-S
- **Previous Startup**: TEGI, Inc. Asian Contract Manufacturing Broker
- **Inventor** of high-index radio magnetodielectrics
  - 15 Years of Research into high-index magnetodielectrics
  - High-Index **Patents** 9263804, 20120274147, 11411439, 11456536, 8723722, 20240025143A1
- **More Info: https://www.chrisfuller.name**



EXECUTIVE SUMMARY

Executive Summary

Near Field Dynamics has developed technology which will wirelessly power electric vehicles as they drive at low cost and high efficiency.

Since the 1960s we've known how to transfer vast amounts of power wirelessly at efficiencies greater than 80% and distances over 100 kilometers. The problem is the antennas need to be gigantic, kilometers in diameter which is cost prohibitive for even governments.

The solution to wirelessly powering everything from IoT devices to vehicles as they drive is a new type of high-index material developed by our company (currently in the process of applying for a US patent) which enables kilometer sized antennas to be reduced in size to less than one meter at low cost while still providing highly efficient wireless power transfer.

You rarely see people with thick eyeglasses anymore due to the development of high-index materials for eyeglasses. In the same way, our high-index materials also reduce antenna size at low cost.

Some composite IP is owned by other companies, but Near Field Dynamics owns gate-keeping technology required for the lowest cost composite and all high-index composite-based wireless power applications.

Compared to any competing solutions, our technology is 4000 times better in terms of maximum power times maximum efficiency and 100 times better in terms of the distance over which power is transferred.

Many have tried to develop high index composites for antennas, but past composites have always performed poorly and been too expensive until our game-changing breakthrough demonstrated antenna size reductions greater than a thousand.

Our competition estimates 10 years until electric vehicles are powered wirelessly, but they don't have our IP or expertise in the practical aspects of implementing high index technology for wireless power.

Our go-to-market strategy is to first solve pain points of companies which spend a lot of money changing batteries and whose products are severely limited by battery size such as IoT safety and security sensors, an industry our CTO knows well having developed such high-volume

products for years for Honeywell, GE Security and Interlogix brands.

As we scale to powering vehicles, our products will cut the cost of warehouse automation in half by keeping all automation available all the time instead of the current 50% availability.

Powering IoT, warehouse automation and electric vehicles as they drive is worth more than $500 Billion per year.

The potential market for the technology is huge. Imagine never having to plug in any device again whether it's your cell phone or electric vehicle. Imagine an electric grid so flexible that no hospital or aircraft ever loses power again. Our technology is going to change everything and touch many markets and products.

Near Field Dynamics is a capital intensive hard tech startup. We expect to develop a prototype for powering IoT devices within six months of raising $500k.

If we're fully funded with a one-year runway of $2.5 Million, we will scale to work on powering factory automation robots and powering electrical vehicles as they drive. If fully funded, we expect to demonstrate powering vehicles as they drive within three year

BUSINESS PLAN

Near
Field
Dynamics





Powering Electric Vehicles as they Drive

Known Since 1960s: 100km Wireless Power >80% Efficiency
Problem: Impractical Antennas



2km

Glaser, Peter E. "Power from the sun: Its future."
Science 162, no. 3856 (1968): 857-861.

SOLUTION: High-Index Composites



IoT Metric	IoT Existing	IoT NFD
Efficiency	<1%	80%
High Power	15	1000
Beam Focal Point	6 Degrees	1 Degree
Physical Size	100 mm^2	80 mm^2
Cost	$350	$300



1000 meters

1 meter

Technology: “High Index” Composites

Low Index
Polycarbonate
High Index
Super High Index

Higher Index

No Thick Eyeglasses

Wirelessly Charged EVs



Key Tech Differentiation

4000x Better Power & Efficiency at 100x Distance



	Max PWR (Watts)	Max Range (meters)	Efficiency at 1000m (%)	PWR*Efficiency (Watts-%)
NFD	400,000	100,000.0	80.0	320,000
EMROD	400,000	1,000.0	0.02	80
Witricity	80,000	0.2	1.0E-10	8.0E-08
Qi	15	1.0	1.0E-10	1.5E-11
Ossia	10	10	2.0E-05	2.0E-06
Powercast	3	1.0	1.0E-07	3.0E-09
Energous	2	1.0	1.0E-07	2.0E-09



Competition



Antenna Miniaturization Factor vs. Year

NFD>1000

resideo >200

Academic Competition <30

Reach Power CEO in 2024:
"within the next 10 years people will be able to ***wirelessly supercharge electric vehicles*** as they drive down the road."
https://www.nutanix.com/theforecastbynutanix/technology/can-electric-cars-be-charged-wirelessly?utm_campaign=News&utm_content=314835274&utm_medium=social&utm_source=linkedin&hss_channel=lcp-18619986

Honeywell Executive in 2022:
"Imagine a ***one-meter sized antenna able to deliver 400 kilowatts of power to a distance of 100 km with efficiency greater than 90%***. Without Honeywell's new composite, the antenna would need to be 10,000 times larger, the size of a Manhattan city block."
https://www.startribune.com/honeywell-whistleblower-lawsuit-wireless-technology-weapon-potential/600368115

NFD: Demo Electrically Powered Vehicle within Three Years



Market Size


2032
$149B
Global Wireless Power
IoT TAM
CAGR: 25.5%
2023
$18.3B
Global Wireless Power
Source:
iMarc Group,
Wireless Power
Transmission Market, 2023

Annual Revenue of $1.5B with ~1% Penetration

Potential Markets



$17.1B/year

Grid Flexibility

$23.4B/year

$18.3B/year

$508B/year

Market	($B/yr)
IoT	$18.3
Warehouse Autom	$23.4
UAV/Plane	$17.1
Vehicles+Fuel	$508.9
Total=	$567.7

Technical Development Milestones

2025 — IoT Demo System

IoT MvP — 2026

2027 — MvP Warehouse Auto

Cash Flow Positive — 2028 Q2

2028 — Vehicle Demo System

Q4 2028
Demo Powering Vehicle



IoT Market Size

- **Total Available Market (TAM): $18.3 Billion in 2023**

  - CAGR 25.5%

  - 5 Years: $71.5 Billion by 2029

  - $149 Billion by 2032

  - Source: iMarc Group, Wireless Power Transmission Market, 2023

- **Serviceable Available Market (SAM)**

  - Today: $100 Million

  - 5 Years: $1 Billion

  - New paradigm in low-cost wireless power

Financials

5-Year Financials $ Thousands	Historical					
5-YEAR FINANCIALS	2025_Demo	2025_MVP	2026	2027	2028	2029
Total Customers (EOY)	-	-	-			
Revenues	$ -	$ -	$ -	$ $1,000	$ $5,000	$ $30,000
Expenses	$ ($398)	$ ($1,817)	$ ($4,416)	$ ($7,994)	$ ($13,836)	$ ($29,674)
Cashflow from Operations	$ ($398)	$ ($1,817)	$ ($4,416)	$ ($6,994)	$ ($8,836)	$ $326
Cashflow from Financing	$ $398	$ $1,817	$ $7,913	$ $14,833	$ $12,174	$ -
Net Cash Position (EOY)	$ $0	$ $0	$ $3,497	$ $11,336	$ $2,500	$ $2,826
Headcount	$ 2	$ 6	$ 6	$ 10	$ 16	$ 19
Operating Margin	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A	$ 1%

Assumes 3 month Runway of $398k at start of project in 2025

Total Financing to Cash-Flow Positive= $37,136



12

Proven to Work!





Exhibit B   85

Go To Market Strategy/Business Model

1. Companies which spend a lot replacing batteries
   - Security Monitoring Companies
   - Warehouses
   - Big Box Stores
   - Large Condominiums/Apartment
   - Hotels

2. Security Sensor Manufacturers
   - Battery size severely limits capabilities

3. Industrial robots for warehouse inventory management
   - No down-time to recharge

4. Electric Vehicles

4/11/2025



Exhibit B

FINANCIAL STATEMENT

NEAR-FIELD DYNAMICS, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
Quarter Ended March 31, 2025

MAZANEC, BAUER & ASSOCIATES, P.L.C.
Certified Public Accountants
Eagan, Minnesota



Mazanec, Bauer & Associates, P.L.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Near-Field Dynamics, Inc.
Savage, Minnesota

We have reviewed the accompanying financial statements of Near-Field Dynamics, Inc. which comprise the balance sheet as of March 31, 2025, and the related statements of income, stockholders' equity, and cash flows for the quarter then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Near-Field Dynamics, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

2600 Eagan Woods Drive, Suite 210 • Eagan, Minnesota 55121-1123 • (651) 454-7241 • Fax (651) 454-2015

Supplementary Information

The supplementary information included in the accompanying schedules of research and development expenses and general and administrative expenses for the quarter ended March 31, 2025 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Mazanec, Bauer & Associates, P.L.C.

MAZANEC, BAUER & ASSOCIATES, P.L.C.
Certified Public Accountants

April 4, 2025

NEAR-FIELD DYNAMICS, INC.
BALANCE SHEET
MARCH 31, 2025

ASSETS

	2025
Current Assets	
Cash and Equivalents	$ 30,073
Total Current Assets	30,073
Property and Equipment	22,771
Less: Accumulated Depreciation	(380)
Net Property and Equipment	22,391
Other Assets	
Deferred Income Taxes	5,000
Total Assets	$ 57,464

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
	$ -
Total Current Liabilities	-
Long-Term Liabilities	
SAFE Note Payable	70,000
Total Long term Liabilities	70,000
Total Liabilities	$ 70,000
Stockholders' Equity:	
Capital Stock, 8 million shares issued 2 million shares available(ungranted)	$ 80
Retained Earning (Deficit)	(12,616)
Total Stockholders' Equity	(12,536)
Total Liabilities and Stockholders' Equity	$ 57,464

See accompanying notes and independent accountant's review report.

NEAR-FIELD DYNAMICS, INC.
STATEMENT OF INCOME
QUARTER ENDED MARCH 31, 2025

	2025
Revenue	$ -
Operating Expenses:	
Research and Development Expenses	8,841
General and Administrative Expenses	8,913
Total Operating Expenses	17,754
Operating Income (Loss)	(17,754)
Other Income (Expense):	
Interest income	138
Income (Loss) Before Provision For Income Taxes	(17,616)
Provision For Income Taxes	5,000
Net Income (Loss)	$ (12,616)

See accompanying notes and independent accountant's review report.

4

Exhibit B   92

NEAR-FIELD DYNAMICS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
QUARTER ENDED MARCH 31, 2025

	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2025	$ -	$ -	$ -	$ -
Capital stock		80		80
Net loss	-	-	(12,616)	(12,616)
Balance, March 31, 2025	$ -	$ 80	$ (12,616)	$ (12,536)

NEAR-FIELD DYNAMICS, INC.
STATEMENT OF CASH FLOWS
QUARTER ENDED MARCH 31, 2025

	2025
Cash flows from operating activities:	
Net income (loss)	$ (12,616)
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation	380
Deferred income taxes	(5,000)
Net cash provided (used) by operating activities	(17,236)
Cash flows from investing activities:	
Purchases of fixed assets	(22,771)
Net cash provided (used) by investing activities	(22,771)
Cash flows from financing activities:	
Proceeds from issuance of SAFE note	70,000
Proceeds from issuance of common stock	80
Net cash provided (used) by financing activities	70,080
Net increase (decrease) in cash	30,073
Cash at the beginning of the year	-
Cash at the end of the year	$ 30,073
Supplemental disclosure of cash flow information:	
Cash paid for:	
Interest	$ -
Taxes	$ -

See accompanying notes and independent accountant's review report.

6

_____

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Near-Field Dynamics, Inc. (the Company) was formed in July of 2024 and commenced operations in 2025. The Company is a hard technology startup whose vision is to power vehicles wirelessly as they drive. The Company's go-to-market strategy is to power IoT products and factory automation systems as they scale the technology to power vehicles as they drive. The Company is developing composites and antennas which enable wirelessly powering vehicles as they drive along with the electronic systems required to implement wireless power applications.

A summary of significant accounting policies follows:

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at March 31, 2025.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized, while repairs and maintenance costs are charged to expense. The cost of assets retired or sold, together with the related accumulated depreciation, is removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is included in income.

The depreciation methods and the estimated useful lives of the equipment are as follows:

Description	Method	Estimated Useful Life
Equipment	Straight line	3-7 years

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial statement and tax reporting purposes. Additionally, deferred taxes are also recognized for net operating losses that are available to offset future taxable income. Valuation allowances are provided for deferred tax assets based on management's projection of the sufficiency of future taxable income to realize the assets.

_____

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

As of the balance sheet date, the Company has yet to generate revenue. The Company is a startup, and are currently in the research and development stage. The Company will recognize revenue in accordance with ASC 606, once the Company begins generating revenue.

NOTE 2 – DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, management has evaluated subsequent events and transactions for potential recognition or disclosure through April 4, 2025, the date that the financial statements were available to be issued.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2025
Property and equipment	$ 22,771
	22,771
Accumulated depreciation	(380)
Net property and equipment	$ 22,392
Depreciation expense	$ 380

- 8 -

NOTE 4 – SAFE NOTE PAYABLE

On January 23, 2025, the Company entered into a Simple Agreement for Future Equity (SAFE) with an investor for the purpose of raising capital. Under the terms of the SAFE note payable, the Company received a total of $70,000 in exchange for certain capital stock rights in the Company. SAFE notes don't accrue interest or have a maturity date.

SAFE notes are generally classified as long-term liabilities until specific equity conversion events occur. As of the balance sheet date, no equity conversion or reclassification of the SAFE has occurred.

There are no maturity requirements on the SAFE note payable.

NOTE 5 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	2025
Current Income Taxes	
Federal	$ -
State	-
Change in Deferred Tax	
Federal	(4,000)
State	(1,000)
	$ (5,000)

The Company has no uncertain tax positions or returns under review. Management believes no valuation allowance is deemed necessary at March 31, 2025 for the deferred tax asset.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared with the assumption that the Company will continue as going concern. The Company is a startup and has not yet generated any revenue, as it is currently in the research and development stage. As of the balance sheet date, the Company has incurred operating losses and an accumulated earning deficit. The Company believes they will raise necessary capital to fund the research and development costs necessary to bring the technology to market.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 4, 2025. Based on this evaluation, no subsequent events have occurred.

SUPPLEMENTARY INFORMATION

NEAR-FIELD DYNAMICS, INC.
SCHEDULE OF RESEARCH AND DEVELOPMENT EXPENSES
QUARTER ENDED MARCH 31, 2025

		2025
Research and Development Expenses		
Patent attorney fees	$	5,000
Reseach supplies		3,461
Depreciation expense		380
Total Research and Development Expenses	**$**	**8,841**

See independent accountant's review report.

NEAR-FIELD DYNAMICS, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
QUARTER ENDED MARCH 31, 2025

		2025
General and Administrative Expenses		
Consulting fees	$	5,000
Business taxes and licenses		450
Supplies		141
Conferences and meetings		2,000
Meals		461
Travel		861
Total General and Administrative Expenses	**$**	**8,913**

See independent accountant's review report.

FINANCIAL

PROJECTIONS

Financials

5-Year Financials

$ Thousands

Historical

5-YEAR FINANCIALS	2025_Demo	2025_MVP	2026	2027	2028	2029
Total Customers (EOY)	-	-	-			
Revenues	$ -	$ -	$ -	$ $1,000	$ $5,000	$ $30,000
Expenses	$ ($398)	$ ($1,817)	$ ($4,416)	$ ($7,994)	$ ($13,836)	$ ($29,674)
Cashflow from Operations	$ ($398)	$ ($1,817)	$ ($4,416)	$ ($6,994)	$ ($8,836)	$ $326
Cashflow from Financing	$ $398	$ $1,817	$ $7,913	$ $14,833	$ $12,174	$ -
Net Cash Position (EOY)	$ $0	$ $0	$ $3,497	$ $11,336	$ $2,500	$ $2,826
Headcount	$ 2	$ 6	$ 6	$ 10	$ 16	$ 19
Operating Margin	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A	$ 1%

Assumes 3 month Runway of $398k at start of project in 2025

Total Financing to Cash-Flow Positive= $37,136



Exhibit B

PATENT ABSTRACTS

Composites for antennas and other applications

Abstract

Composite material, devices incorporating the composite material and methods of forming the composite material are provided. The composite material includes interstitial material that has at least one of a select relative permittivity property value and a select relative permeability property value. The composite material further includes inclusion material within the interstitial material. The inclusion material has at least one of a select relative permeability property value and a select relative permittivity property value. The select relative permeability and permittivity property values of the interstitial and the inclusion materials are selected so that the effective intrinsic impedance of the interstitial material and the inclusion material match the intrinsic impedance of air. Devices made from the composite include metamaterial and/or metamaterial-inspired (e.g., near-field LC-type parasitic) substrates and/or lenses, front-end protection, stealth absorbers, filters and mixers. Beyond the intrinsic, applications include miniature antennas and antenna arrays, directed energy weapons, EMI filters, RF and optical circuit components, among others.

Images (17)



Classifications

💬 **H01Q21/00** Antenna arrays or systems

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Physics & Mathematics	🔍

| Engineering & Computer Science | 🔍 |



US9263804B2
United States

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Inventor: Christopher C. Fuller, John R. Lamberg, Michael J. Gawronski

Current Assignee : Northrop Grumman Systems Corp

Worldwide applications

2009 · US   2014 · US

Application US14/228,627 events ⓘ

2014-03-28 • Application filed by Orbital ATK Inc

2014-03-28 • Priority to US14/228,627

2014-09-11 • Publication of US20140253409A1

2016-02-16 • Application granted

2016-02-16 • Publication of US9263804B2

Status • Active

2029-08-27 • Anticipated expiration

Show all events ⌄

Info: Patent citations (71), Non-patent citations (60) , Cited by (16), Legal events, Similar documents, Priority and Related Applications

External links: USPTO, USPTO PatentCenter, USPTO Assignment, Espacenet, Global Dossier, Discuss

Abstract

Techniques are described for wireless energy transmission and projecting magnetic fields over relatively long near-fields. In one example, a device for transmitting near-field energy comprises at least one source that generates a radiofrequency (RF) signal, an antenna that generates near-field signals from the RF signal, and a plurality of sub-wavelength sized elements that form a lens in communication with the antenna that captures the near-field signals, generates near-field energy, and re-directs the near-field energy toward an object in the near-field of the lens, where the sub-wavelength sized elements are disposed about the antenna.

Images (19)



Classifications

H04B5/79 Near-field transmission systems, e.g. inductive or capacitive transmission systems specially adapted for specific purposes for data transfer in combination with power transfer

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Engineering & Computer Science

Computer Networks & Wireless Communication

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US20120274147A1

United States

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Inventor: Frederick P. Stecher, Christopher Fuller

Current Assignee : Northrop Grumman Innovation Systems LLC

Worldwide applications

2011 • ~~US~~ ~~KR~~ JP WO ~~EP~~

Application US13/276,754 events

2011-10-19 • Application filed by Alliant Techsystems Inc

2011-10-19 • Priority to US13/276,754

2011-10-27 • Assigned to ALLIANT TECHSYSTEMS INC.

2011-11-11 • Assigned to ALLIANT TECHSYSTEMS INC.

2012-02-06 • Assigned to BANK OF AMERICA, N.A.

2012-11-01 • Publication of US20120274147A1

2013-11-26 • Assigned to BANK OF AMERICA, N.A.

2015-10-08 • Assigned to FEDERAL CARTRIDGE CO., ORBITAL ATK, INC. (F/K/A ALLIANT TECHSYSTEMS INC.), EAGLE INDUSTRIES UNLIMITED, INC., AMMUNITION ACCESSORIES, INC., ALLIANT TECHSYSTEMS INC.

Status • Abandoned

Info: Patent citations (27), Non-patent citations (1) , Cited by (39), Legal events, Similar documents, Priority and Related Applications

External links: USPTO, USPTO PatentCenter, USPTO Assignment, Espacenet, Global Dossier, Discuss

Description

Claims (28)

Hide Dependent

Device for providing wireless energy transfer

Abstract

A system for providing wireless power transfer includes a primary antenna having a primary lens surrounding the primary antenna and a secondary antenna having a secondary lens surrounding the secondary antenna. The secondary antenna is operatively connected to power at least one sensor. A mains power source is operatively connected to power the primary antenna. The primary and secondary antennas are separated a distance apart to wirelessly transfer power from the primary antenna to the secondary antenna.

Images (6)



Classifications

■ **H02J50/23** Circuit arrangements or systems for wireless supply or distribution of electric power using microwaves or radio frequency waves characterised by the type of transmitting antennas, e.g. directional array antennas or Yagi antennas

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US11411439B2
United States



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Inventor: Christopher C. Fuller, Edward Goff

Current Assignee : Carrier Fire and Security Corp

Worldwide applications

2015 · WO EP US EP   2022 · US

Application US15/517,748 events ⑦

2015-08-12 • Application filed by UTC Fire and Security Corp

2015-08-12 • Priority to US15/517,748

2017-10-26 • Publication of US20170310165A1

2022-08-09 • Application granted

2022-08-09 • Publication of US11411439B2

Status   • Active

2038-09-04 • Adjusted expiration

Info: Patent citations (12), Non-patent citations (12) , Cited by (1), Legal events, Similar documents, Priority and Related Applications

External links: USPTO, USPTO PatentCenter, USPTO Assignment, Espacenet, Global Dossier, Discuss

---

Exhibit B   106

Resonant loop or antenna for wireless power transfer and secure communication

Abstract

A resonant antenna for long-range wireless power transfer and communications. The antenna may be powered by a source at a frequency that is resonant for the antenna or harmonic(s) of the resonant frequency. The loop or antenna may be a wire laid out in a physically large network or constitute wiring of a building or other place. The antenna may be placed in a high index material, which results in the antenna to be a physically smaller size for the same electrical size. The antenna may be driven with an electrical power signal. Power may be picked up by another or secondary antenna from the source antenna at the resonant frequency or harmonic(s). Communications may also occur between the antennas. Because of a near-field effect, emanation of electromagnetic fields is primarily limited extensively to just between the antennas. A little stray electromagnetic field exists that others cannot easily intercept.

Images (13)



Classifications

🏷 H04B5/48 Transceivers

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Engineering & Computer Science 🔍

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US11456536B2
United States

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Inventor: Christopher Coy Fuller

Current Assignee : Honeywell International Inc

Worldwide applications

2019 · US

Application US16/369,403 events ⑦

2019-03-29 · Application filed by Honeywell International Inc

2019-03-29 · Priority to US16/369,403

2019-04-03 · Assigned to HONEYWELL INTERNATIONAL INC. ⑦

2020-10-01 · Publication of US20200313297A1

2022-09-27 · Application granted

2022-09-27 · Publication of US11456536B2

Status · Active

2040-03-31 · Adjusted expiration

Info: Patent citations (12), Non-patent citations (2) , Legal events, Similar documents, Priority and Related Applications

External links: USPTO, USPTO PatentCenter, USPTO Assignment, Espacenet, Global Dossier, Discuss

Composites for antennas and other applications

Abstract

Composite material, devices incorporating the composite material and methods of forming the composite material are provided. The composite material includes interstitial material that has at least one of a select relative permittivity property value and a select relative permeability property value. The composite material further includes inclusion material within the interstitial material. The inclusion material has at least one of a select relative permeability property value and a select relative permittivity property value. The select relative permeability and permittivity property values of the interstitial and the inclusion materials are selected so that the effective intrinsic impedance of the interstitial and the inclusion material match the intrinsic impedance of air. Devices made from the composite include metamaterial and/or metamaterial-inspired (e.g. near-field LC-type parasitic) substrates and/or lenses, front-end protection, stealth absorbers, filters and mixers. Beyond the intrinsic, applications include miniature antenna and antenna arrays, directed energy weapons, EMI filters, RF and optical circuit components, among others.

Images (17)



FIG. 3
FIG. 4
FIG. 5A

Classifications

F41H13/0043 Directed energy weapons, i.e. devices that direct a beam of high energy content toward a target for incapacitating or destroying the target

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Physics & Mathematics

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US8723722B2

United States

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Inventor: Christopher C. Fuller, John R. Lamberg, Michael J. Gawronski

Current Assignee : Northrop Grumman Systems Corp

Worldwide applications

2009 • US 2014 • US

Application US12/548,937 events

2009-08-27 • Application filed by Alliant Techsystems Inc

2009-08-27 • Priority to US12/548,937

2012-09-13 • Publication of US20120228563A1

2014-05-13 • Application granted

2014-05-13 • Publication of US8723722B2

Status • Active

2032-03-07 • Adjusted expiration

Show all events

Info: Patent citations (71), Non-patent citations (58) , Cited by (16), Legal events, Similar documents, Priority and Related Applications

External links: USPTO, USPTO PatentCenter, USPTO Assignment, Espacenet, Global Dossier, Discuss

Advanced dielectric methods and applications

Abstract

An apparatus to emit and/or receive electromagnetic waves, the apparatus including a first material having a high electrical permittivity, and a second material having a high magnetic permeability, wherein the first material contacts the second material while maintaining a dielectric enhancement between the first material and the second material by combining the first material and the second material under a low pressure.

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🏷 **H01Q15/10** Refracting or diffracting devices, e.g. lens, prism comprising three-dimensional array of impedance discontinuities, e.g. holes in conductive surfaces or conductive discs forming artificial dielectric

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US20240025143A1
United States

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Inventor: Christopher Coy Fuller

Current Assignee : Honeywell International Inc

Worldwide applications

2022 · **US**

Application US17/813,989 events ⓘ

2022-07-21 • Application filed by Honeywell International Inc

2022-07-21 • Priority to US17/813,989

2022-07-21 ○ Assigned to HONEYWELL INTERNATIONAL INC. ⓘ

2024-01-25 • Publication of US20240025143A1

Status • Pending

Info: Legal events, Similar documents, Priority and Related Applications

External links: USPTO, USPTO PatentCenter, USPTO Assignment, Espacenet, Global Dossier, Discuss

EXHIBIT I

TESTIMONIALS

Testimonial from Dr. Fred Stecher

Fred Stecher, Engineer

I have been an engineer for over 61 years with a BME 1964, MME 1966 University of Delaware and PhD ME 1978 University of Maryland. I have 50 pubications/presentations. I worked over 17 years at a Naval Lab in Washington, DC area and for Honeywell Defense and its spinoff, Alliant Tech Systems (ATK) for over 32 years. I have experience in both engineering testing , computer simulations and computer programing. I started my own company, Fssoftware, LLC with permission from ATK in 1993. I shut down the LLC in 2010 as my interactive animation software could not be developed on the Micosoft operating system. In 2010, I met Chris Fuller, a fellow employee of ATK. I told him that I was interested in space based solar power generation ali Peter Glasser as I had read his article of 1968 in a Scientific America magazine while working at the Navy Lab. Peter Glaser's approach was to beam the energy via microwave (900 MHZ, 1800 MHZ,2100 MHZ, 2.45 GHZ) back to a a large rectenna (converts microwave RF to direct current). The size of this rectenna is about 2 km in diameter at a cost of over $6 billion. This microwave approach is fresnel field. Chris suggested a near field (less than one cycle distance) approach would be less expensive and more efficient. The only caveat at the time was the diameter of the antenna would have be at least ¼ of the wave length, i.e. for a wave length of 100 km (3 kHZ) the diameter is 25 km. Chris stated that using an antenna material that matched the intrinsic impedance of air for a particular wave length could reduce required diameter of the antenna by a large amount (patent US9263804B2). Chris and I filed for a patent that included applications of the near field wireless power transfer approach (US20120274147A1). Some of the applications include: electric vehicles, propelling space launch vehicles, a wireless extension, replacing downed power lines, power to remote areas, transfer space based power generation, both orbital or sub orbital.

The rest of the story, Chris and I went to ATK marketing for more funds to develop a prototype. Marketing provided a small amount of funds expecting more progress than could be achieved. Eventually, Chris was able to build a working prototype at Resideo. Using basic electronics, he was able to adjust the electrical properties of the antenna material to increase the range of the near field wireless power transfer from a few meters to over a 100 m. The Resideo version decreased the antenna diameter by a factor of over 200. Chris left Resideo and Honeywell and co-founded with his brother Jeff, Near field Dynamics. He has reformulated the antenna material to increase the antenna reduction factor by over 1000 and is currently in the process of applying for a patent and is building a new prototype which should be available in the second quarter of 2025.

This is breakthrough technology in the category of wireless communications. I am so convinced that this technolgy will change the world, that I have invested $70,000 into Near field Dynamics. I find myself so exuberant for this technolgy that my bain keeps repeating this jingle,

"Nothing finer

Than wireless power
From NearField Dynamics,
Near Field"

I've seen a lot of breakthroughs and breakout technologies throughout my career, this is easily the biggest and most important for humanity.

Fred Stecher, Engineer

BAD ACTOR REPORTS

Invown: Bad Actor Check

Name of covered person: Jeffrey Michael Fuller

Date: May 09, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Jeffrey Michael Fuller is likely: **QUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔
SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✔

Invown: Bad Actor Check

Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. Details: No information indicating a self-regulatory organization order was found.	
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. Details: No information indicating a SEC stop order was found.	
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. Details: No derogatory other information was found.	

Important Information

Invown Corp provides the Bad Actor Check as a service to help securities issuers establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by Invown Corp, you agree to indemnify Invown Corp from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. Invown Corp only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Invown: Bad Actor Check

Name of covered person: Christopher C Fuller

Date: May 09, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Christopher C Fuller is likely: **QUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. Details: No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. Details: No information indicating a civil order, judgment, or decree was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. Details: No information indicating a regulated person order was found.	✔
SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. Details: No information indicating a SEC cease-and-desist order was found.	✔

Invown: Bad Actor Check

Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. Details: No information indicating a self-regulatory organization order was found.	
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. Details: No information indicating a SEC stop order was found.	
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. Details: No derogatory other information was found.	

Important Information

Invown Corp provides the Bad Actor Check as a service to help securities issuers establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by Invown Corp, you agree to indemnify Invown Corp from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. Invown Corp only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.